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MAR 01 2011

Washington, DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gargoyle Strategic Investments L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Avenue, Building 1
(No. and Street)

Englewood	**New Jersey**	**07631**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Goodgal **201-227-2204**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019465

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

BB 3/16

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Charles Goodgal**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gargoyle Strategic Investments L.L.C.**, as of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

YVONNE REID-BERNSTEIN
Notary Public State of New Jersey
No. 2286288
Qualified in Bergen County
Commission Expires April 08 20 12

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

Statements of Financial Condition

December 31. 2010

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

DECEMBER 31, 2010

INDEX

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY	2
NOTES TO FINANCIAL STATEMENTS	3-6

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2010

ASSETS		
Cash	$	68,999
Securities owned, at market value		344,991,127
Due from clearing broker		663,031
Fixed assets, net of accumulated depreciation of $1,173,470		466,754
Due from related parties		313,939
Other receivables		199,593
Dividends receivable		119,907
JBO investment		52,284
Interest receivable		8,165
TOTAL ASSETS	$	346,883,799
LIABILITIES AND MEMBERS' EQUITY		
Securities sold, not yet purchased, at market value	$	302,861,856
Due to Clearing Broker		20,573,184
Accounts payable and accrued expenses		771,605
Dividends payable		109,102
Interest payable		10,584
		324,326,331
Commitments and contingent liabilities		-
Subordinated borrowings		4,000,000
		4,000,000
Members' equity		18,557,468
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	346,883,799

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Gargoyle Strategic Investments L.L.C., a New York limited liability company (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NYSE-AMEX ("AMEX", formerly the American Stock Exchange) and the NYSE-ARCA ("ARCA").

The Company is engaged in securities trading and options market-making for its own proprietary accounts.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market basis.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining the fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2010.

	Fair Value	Fair Value Hierarchy
Assets		
Securities owned, at market value	$ 344,991,127	Level 1
Liabilities		
Securities sold, not yet purchased, at market value	$ 302,861,856	Level 1

NOTE 4- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the the Company's members under a limited liability corporation.

NOTE 5- NET CAPITAL REQUIREMENTS

The Company is a member of the NYSE-AMEX (formerly the American Stock Exchange) and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $6,135,705 which was $6,035,705 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.1453 to 1.

NOTE 6- SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2010 are as follows:

Subordinated loan at prime plus 2%, maturity date September 30, 2011	$	2,000,000
Subordinated loan at prime plus 2%, maturity date October 31, 2011		2,000,000
	$	4,000,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to a JBO Participant's Account Agreement, the Company will give up its clearing member to the clearing corporation for all of its securities transactions. Therefore, all of the Company's money balances and long and short security positions will be maintained on the books of the clearing member in a JBO participant's account. Under certain conditions as defined in the agreement, the Company has agreed to indemnify the clearing member for losses, if any, which the clearing member may sustain from maintaining securities transactions effected by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing member monitor collateral on the securities transactions introduced by the Company.

NOTE 8- RELATED PARTY TRANSACTIONS

The Company shares office space and facilities with certain affiliates of its managing member. Certain expenses paid for by the affiliates are reimbursed by the Company, while certain expenses paid for by the Company are reimbursed by the affiliates.

At year end, various affiliates owed the Company in the amount of $313,939.

NOTE 9- SUBSEQUENT EVENTS

During February, 2011, the Company executed a Letter of Acceptance, Waiver and Consent with the Financial Industry Regulatory Authority ("FINRA") to settle alleged rule violations pertaining to the Company's market making activities as a member firm of the Boston Options Exchange ("BOX"). The Company agreed to the imposition of a sanction consisting of a censure and a fine in the amount of $55,000. The Company previously withdrew as a member firm of the BOX on February 1, 2010.

The Company has evaluated subsequent events through February 28, 2011, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

INDEPENDENT AUDITOR'S SUPPLEMENTAL REPORT ON
SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2010

maloneBailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
GARGOYLE STRATEGIC INVESTMENTS L.L.C.
Englewood, NJ

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by GARGOYLE STRATEGIC INVESTMENTS L.L.C. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences; and
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no material differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedule and working papers supporting the adjustments noting no material differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 28, 2011

10350 Richmond Ave., Suite 800 · Houston, TX 77042 · 713.343.4200
15 Maiden Lane, Suite 1003 · New York, NY 10038 · 212.406.7272
www.malonebailey.com

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2010

Determination of SIPC Net Operating Revenues		
Total Revenues FOCUS line 12/ Part IIA line 9	$	10,617,217
Additions		2,476,483
Deductions		(8,689,727)
SIPC Net Operating Revenues		4,403,973
Determination of General Assessment		
Greater of General Assessment or $150 Minimum		11,010
Less Payment made with Form SIPC-6		-
Less prior overpayment applied		(4,607)
Assessment Balance Due		6,403
Reconciliation with the Companys Computation of SIPC Net Operating Revenues for the Period		
SIPC Net Operating Revenues as computed by the Company on Form SIPC-7		6,403
SIPC Net Operating Revenues as computed above		6,403
Difference		-